John Nolan Senior Assistant Chief Accountant Office of Financial Services Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Head Office Gogarburn PO Box 1000 Edinburgh EH12 1HQ 24 June 2019

Dear Mr Nolan

The Royal Bank of Scotland Group plc

Form 20-F filed February 28, 2019

File No 001-10306

Thank you for your letter of 10 June 2019. Our response to your comments is set out below, some details from our original response on 6 June 2019 are included for completeness. References to “the Company” and to “RBSG” are to The Royal Bank of Scotland Group plc; “the Group” means the Company and its subsidiaries.

Form 20-F filed February 28, 2019

Non-GAAP financial information, page 2

1.    We note your response to prior comment 1. It is unclear how your proposed revised disclosure for certain non-GAAP measures meets the disclosure requirements in Item 10(e)(1)(i)(B) of Regulation S-K. Please note that the most directly comparable GAAP measure should be quantified and the reconciliation should clearly identify and quantify the differences between the non-GAAP measure and the most directly comparable GAAP measure. This typically is presented as a reconciling schedule starting with the most directly comparable GAAP amount, listing in appropriate detail the differences, and ending with the non-GAAP amount. Therefore, please revise future filings accordingly. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.

We previously identified eleven non-GAAP (or IFRS) financial measures or performance measures not defined under IFRS within our Form 20-F filed for the year ended 31 December 2018, filed on 28 February 2019 (the “2018 Form 20-F”). These are summarised in the following table along with an explanation of the relevant adjustment where necessary. In future filings we will present six of these measures as non-GAAP financial measures and five as performance measures, which are not non–GAAP financial measures under the meaning of Rule 101 of Regulation G.

We have provided additional clarity on the enhanced descriptions we intend to provide in future filings. Our planned approach to enhance presentation for below mentioned non-GAAP financial measures and performance measures are set out in Appendix 1 and Appendix 2. Presentation of non-GAAP financial measures in future reported results may differ depending on facts and circumstances over the course of the financial year.  We will continue to assess and evaluate our measures to maximize understanding and clarity for the readers of our financial statements.

The Royal Bank of Scotland Group plc

Registered in Scotland No 45551

Registered Office: 36 St Andrew Square

Edinburgh EH2 2YB

Measures defined by our regulator (eg CET 1 or RWA) are not identified, but we do explain where we modify these measures.

Non-GAAP financial measures

No	Measure	Closest GAAP equivalent	Basis of preparation /reconciliation	Enhancement planned?
1	Return on tangible equity	Total equity	Page 40	Yes – Reconciliation and explanation as per Appendix 1
2	Operating expenses analysis – management view	Operating expenses analysis – statutory view	Page 42	No(1)
3	Cost:income ratio	-	Page 40	Yes - Reconciliation and explanation as per Appendix 1
4	Other income commentary – notable items	Operating income commentary	Page 38	Yes - Explanation as per Appendix 1
5	Aggregation of business segments	Individual business segments	Page 2 & 196	Yes - Explanation as per Appendix 1
6	Impact of transfers (business segments)	Various P&L line items	Pages 50, 52, 54 & 56	Yes - Reconciliation and explanation as per Appendix 1

Performance metrics not defined under IFRS(2)

No	Measure	Closest GAAP equivalent	Basis of preparation /reconciliation	Enhancement planned?
7	Loan:deposit ratio	Not applicable	Pages 49, 50 & 52	Yes - Reconciliation and explanation as per Appendix 2
8	Tangible net asset value	Not applicable	Page 45	Yes - Explanation as per Appendix 2
9	Net interest margin (NIM)	Not applicable	Page 252	Yes - Explanation as per Appendix 2
10	Funded assets	Not applicable	Page 2	No(1)
11	ECL loss rate	Not applicable	Page 43	Yes - Explanation as per Appendix 2

(1)    Current disclosure deemed adequate for readers to understand statutory and non-statutory basis of reported figures.

(2)    Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted  performance measure rules.

I thank Michael Volley for his time with my team last week. We appreciate feedback that allows us to improve our reporting and that enables readers to better understand our disclosures. If you have further questions on our responses we would be very happy to address them.

Yours sincerely

/s/ Katie Murray

Chief Financial Officer

Katie Murray

Appendix 1 – Non-GAAP financial measures

The enhanced reconciliations for non-GAAP financial measures, that we propose to provide in our future filings, have been included below. The data used is December 2018 for illustrative purposes and the page references are to the 2018 Form 20-F.

1.    Return on tangible equity – below is the RBS and segment ROE calculation:

Current disclosure in 2018 Form 20-F

Return on equity is calculated using profit for the period attributable to ordinary shareholders. (provided page 40).

Following enhanced disclosure is proposed

RBS Group ROE calculation:

Caption	Page no

GAAP Profit attributable to ordinary shareholders £m	38	1,622

GAAP - Average total equity £bn	253	48.5
Adjustment for other owners and intangibles £bn		(14.7)
Non- GAAP - Adjusted total tangible equity £bn		33.8
Non- GAAP Return on tangible equity	5, 29 & 38	4.8%

Segment ROE calculation:

	Page no	Personal Banking	Ulster Bank RoI	Commercial Banking	Private Banking	International	NatWest Markets
Operating profit £m	40	2,458	12	1,358	303	336	(70)
Adjustment for tax(Ulster RoI – nil, International – 14% and all other segments at 28%)	N/a	(688)	0.0	(380)	(85)	(47)	20
Preference share cost allocation £m	N/a	(96)	0	(150)	(18)	(21)	(108)
Adjusted attributable profit £m	N/a	1,674	12	828	200	268	(158)

Monthly average RWAe £bn	N/a	45.7	17.0	73.2	9.4	6.9	53.8
Equity factor	40	15%	14%	11%	13.5%	16%	15%

RWAe applying equity factor £bn	N/a	6.9	2.4	8.1	1.3	1.1	8.1

Return on equity	40	24.3%	0.5%	10.2%	15.4%	24.4%	(2.0%)

Definition -  For the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference share dividends is divided by average notional equity allocated at different rates of 14% (Ulster Bank RoI), 11% (Commercial Banking), 13.5% (Private Banking - 14% prior to Q1 2018), 16% (RBS International - 12% prior to November 2017) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). Return on equity is calculated using profit for the period attributable to ordinary shareholders. (provided on page 40)

The numbers in red are not  disclosed in Form 20-F.

Appendix 1 – Non-GAAP financial measures

2.    Operating expenses analysis – management view

Current disclosure in 2018 Form 20-F

Operating expenses analysis for statutory (GAAP basis) and non-statutory basis (non-GAAP) were presented on page 42 with footnotes to explain.

No enhancement proposed for this disclosure.

3.    Cost:income ratio

Current disclosure in 2018 Form 20-F

Operating lease depreciation included in income £121 million (2017 - £142 million; 2016 - £141 million) (provided in footnote on page 40).

Following enhanced disclosure is proposed

RBS Group		2018	2017	2016
Caption	Page no	£m	£m	£m
Total operating expenses	38	9,645	10,401	16,194
Operating lease depreciation included in income for calculation	40	(121)	(142)	(141)
Adjusted Total operating expenses		9,524	10,259	16,053

Total income	38	13,402	13,133	12,590
Operating lease depreciation included in income for calculation	40	(121)	(142)	(141)
Adjusted Total income		13,281	12,991	12,449
Cost:income ratio		71.7%	79.0%	129.0%

The numbers in red are not  disclosed in Form 20-F.

Operating lease depreciation deducted from total operating expenses and total income of £121 million (2017 - £142 million).

4.    Other expenses commentary – notable items

Current disclosure in 2018 Form 20-F

Table detailing the notable items is included on page 38.

Business Review commentary on page 41.

Total income increased by £269 million, or 2.0%. Excluding notable items, income decreased by £650 million, or 4.8%, primarily reflecting lower NatWest Markets income and reduced net interest income. Excluding notable items, NatWest Markets and Central items, income was stable. Notable items are detailed on page 38.

Non-interest income increased by £600 million, or 14.5%. Excluding notable items, non-interest income decreased by £381 million principally due to lower core NatWest Markets income driven by challenging fixed income, currencies and commodities (FICC) market conditions in Q4 2018, together with turbulence in European bond markets earlier in the year.

Appendix 1 – Non-GAAP financial measures

Following enhanced disclosure is proposed

Quantification and cross-referencing of notable items in commentary, as applicable.

The following enhanced commentary on page 41 is proposed:

Total income increased by £269 million, or 2.0%. Excluding notable items of £488 million included in income (2017 - £431 million expense), income decreased by £650 million, or 4.8%, primarily reflecting lower NatWest Markets income and reduced net interest income.

Notable items are detailed on page 38.

Non-interest income increased by £600 million, or 14.5%. Excluding notable items of £488 million included in income (2017- £431 million expense), non-interest income decreased by £381 million principally due to lower core NatWest Markets income driven by challenging fixed income, currencies and commodities (FICC) market conditions in Q4 2018, together with turbulence in European bond markets earlier in the year.

5.    Aggregation of business segments into franchises

Current disclosure in 2018 Form 20-F

An analysis was provided in Note 4 Segmental analysis on page 196.

Following enhanced disclosure is proposed

Operating segments, as recognised under the scope of IFRS 8, are aggregated by RBS for reporting purposes into ‘franchises’ to provide a summary of the business performance.

6.    Impact of transfers (business segments)

Current disclosure in 2018 Form 20-F

References to transfers in the individual business segments (provided on pages 50, 52, 54 and 56).

Appendix 1 – Non-GAAP financial measures

Following enhanced disclosure is proposed

Commercial Banking
	Page no	2018	2017	Variance	Transfer adj	Adj variance
Total income (£m)	50	3,374	3,484	(110)	246	136
Operating expenses (£m)	50	1,872	2,014	142	(10)	132
Impairment losses (£m)	50	144	362	218	(72)	146
Net loans to customers (£bn)	50	88.0	96.9	(8.9)	6.7	(2.2)
Customer deposits (£bn)	50	95.6	98.0	(2.4)	1.2	(1.2)
RWAs (£bn)	50	67.6	71.8	(4.2)	2.2	(2.0)
Private
	Page no	2018	2017	Variance	Transfer adj	Adj variance
Total income (£m)	52	775	678	97.0	(24)	73
Operating expenses (£m)	52	478	529	(51.0)	(15)	(66)
Net loans to customers (£bn)	52	14.3	13.5	0.8	0.1	0.9
Customer deposits (£bn)	52	28.4	26.9	1.5	0.5	2.0
Assets under management £bn	52	19.8	21.5	(1.7)	0.7	(1.0)
International
	Page no	2018	2017	Variance	Transfer adj	Adj variance
Total income (£m)	54	594	389	205.0	(151)	54
Operating expenses (£m)	54	260	219	41.0	(14)	27
Net loans to customers (£bn)	54	13.3	8.7	4.6	(4.5)	0.1
Customer deposits (£bn)	54	27.5	28.9	(1.4)	(1.7)	(3.1)
RWAs (£bn)	54	6.9	5.1	1.8	(1.9)	(0.1)

NatWest Markets

	Page no	2018	2017	Variance	Transfer adj	Adj variance
Total income (£m)	56	1,442	1,050	392.0	(104)	288
Operating expenses (£m)	56	1,604	2,201	(597.0)	2	(595)
Impairment releases (£m)	56	92	174	(82.0)	72	(10)
Net loans to customers (£bn)	56	8.4	9.7	(1.3)	0.0	(1.3)
Customer deposits (£bn)	56	2.6	3.3	(0.7)	0.0	(0.7)
Funded assets (£bn)	56	111.4	118.7	(7.3)	(1.3)	(8.6)
RWAs (£bn)	56	44.9	52.9	(8.0)	(0.4)	(8.4)

Appendix 2 – Performance metrics not defined under IFRS

This appendix sets out those measures which are not non-GAAP financial measures within the meaning of Rule 101 of Regulation G.

7.    Loan:deposit ratio

Current disclosure in 2018 Form 20-F

Loans and customer deposit balances as provided on pages 49, 50 and 52.

Following enhanced disclosure is proposed

Caption	Page no	Ulster Bank RoI €bn	Page no	Commercial Banking £bn	Page no	Private Banking £bn
Loans to banks and customers - amortised cost	49	21.0	50	88.0	52	14.3
Deposits	49	20.1	50	95.6	52	28.4
Loan: deposit ratio	49	105%	50	92%	52	50%

Definition – Loan:deposit ratio is net loans held at amortised cost divided by total deposits.

8.    Tangible net asset value

Current disclosure in 2018 Form 20-F

Tangible net asset value per ordinary share represents tangible equity divided by the number of ordinary shares in issue (provided on page 45).

Following additional footnote proposed

Tangible equity is ordinary shareholders’ interest less intangible assets.

Tangible net asset value is tangible equity (2018 - £34,566 million) divided by the number of ordinary shares in issue (2018 - 12,049 million).

9.    Net interest margin

Current disclosure in 2018 Form 20-F

Definition – Net interest margin is net interest income of the banking business as a percentage of interest-earning assets (IEA) of the banking business. (provided on page 252).

Following additional footnote proposed

Net interest margin is net interest income (£8,656 million) of the banking business as a percentage of interest earning assets (IEA) (£436,957 million) of the banking business.

10. Funded assets

Current disclosure in 2018 Form 20-F

Funded assets are total assets less derivative assets (provided on page 2).

No enhancement proposed for this disclosure.

11. ECL loss rate

Current disclosure in 2018 Form 20-F

The nominator and denominator were provided on page 43 with the disclosure.

Following additional footnote proposed

ECL loss rate is the ECL charge for the year divided by loans – amortised cost.